August 12, 2025

Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
20 Iouliou Kaisara Str
19002 Paiania
Athens, Greece

        Re: Rubico Inc.
            Registration Statement on Form F-1
            Filed July 21, 2025
            File No. 333-288796
Dear Nikolaos Papastratis:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
General

1. Please update your registration statement to reflect the commencement of trading on the Nasdaq Capital Market, as disclosed in your 6-K filed on August 4, 2025.
2. Please clarify whether, and if so, how, the purchase agreement contemplates the "put"
       of preferred stock purchase rights to the selling shareholder. In this regard, we note that the purchase agreement does not seem to refer to these rights which appear to have been a dividend for each common share outstanding prior to the spinoff. In addition, please address why you believe inclusion of the rights complies with
       Securities Act Sections Compliance and Disclosure 139.13.
 August 12, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Purcell at 202-551-5351 or Daniel Morris at 202-551-3314
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Will Vogel